UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

ELECTRO RENT CORPORATION

(Name of Issuer)

Common Stock, without par value

(Title of Class of Securities)

285218-10-3

(CUSIP Number)

Daniel Greenberg

6060 Sepulveda Boulevard

Van Nuys, CA 91411

(818) 787-2100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 8, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act” or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 285218-10-3	Page 2 of 4

1.	Names of reporting person Daniel Greenberg
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds* N/A
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 4,600,434* shares
	8.	Shared voting power -0- shares
	9.	Sole dispositive power 4,600,434* shares
	10.	Shared dispositive power -0- shares
11.	Aggregate amount beneficially owned by each reporting person 4,600,434 shares
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 19.16%
14.	Type of reporting person IN

*	The Reporting Person disclaims beneficial ownership of 650,434 shares held by the Greenberg Foundation, which the Reporting Person has the right to vote.

Introductory Note

Pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, this Amendment No. 1, amends certain following Items of the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on December 31, 2009 (the “Prior Schedule”). This Amendment No. 1 relates to the Common Stock, without par value (the “Common Stock”), of Electro Rent Corporation, a California corporation (the “Issuer”), beneficially owned by Daniel Greenberg (the “Reporting Person” or “Mr. Greenberg”), and is being filed to report dispositions of Common Stock held by Mr. Greenberg through the donation of shares since the filing of the Schedule 13D with the SEC on December 31, 2009. Except as otherwise set forth in this filing, this Amendment No. 1 does not modify any of the information previously reported by the Reporting Person in the Prior Schedule.

Item 4	Purpose of Transaction

Item 4, as previously reported, is amended and supplemented by the following:

From December 31, 2009 through the date of this Amendment No. 1, Mr. Greenberg’s beneficial ownership of Common Stock decreased from 20.14% to 19.16% as a result of gifts of shares of Common Stock made by Mr. Greenberg and the Greenberg Foundation to a not-for-profit educational institution and a charitable gift fund. As a result of such donations, Mr. Greenberg beneficially owns 4,600,434 shares of Common Stock.

Mr. Greenberg has no present plans or proposals with respect to the Common Stock beneficially held by him that relate to or would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D. Mr. Greenberg may, at any time, review or reconsider his position with respect to the Issuer and formulate plans or proposals with respect to any of such matters.

Item 5.	Interest in Securities of the Issuer

(a) – (b)

The responses to Items 7 through 13 of page 2 of this Statement on Schedule 13D (this “Schedule 13D”) are incorporated herein by reference. Mr. Greenberg disclaims beneficial ownership of but has the right to vote 650,434 shares of Common Stock held by the Greenberg Foundation of which Mr. Greenberg is the President. The ownership percentage reported in Item 13 of page 2 of this Schedule 13D is based on 24,006,698 shares of Common Stock issued and outstanding as reported in the Issuer’s Form 10-Q filed with the SEC on January 8, 2014.

(c)

Mr. Greenberg has not effected any transactions in shares of Common Stock in the past 60 days.

(d)

Not applicable.

(e)

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 28, 2014	/s/ DANIEL GREENBERG
Daniel Greenberg